

July 13, 2022

Herbert S. Vogel
President and Chief Executive Officer
SM Energy Company
1775 Sherman Street, Suite 1200
Denver, CO 80203

> **Re: SM Energy Company**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 25, 2022**
> **Form 8-K, Filed February 24, 2022**
> **File No. 001-31539**

Dear Mr. Vogel:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Business and Properties
Reserves
Proved Undeveloped Reserves, page 13

1. Please expand your discussion of the changes that occurred in your proved undeveloped reserves relating to extensions, discoveries and infill development, and revisions of the previous estimates to separately identify and quantify each material factor, including offsetting factors, that contributed to the change to comply with Item 1203(b) of Regulation S-K.

   The disclosure of revisions in previous estimates of your proved undeveloped reserves in particular should identify the changes associated with individual factors, such as changes caused by commodity prices, costs, interest adjustments, well performance, unsuccessful and/or uneconomic proved undeveloped locations.

Your disclosure should clearly identify the source of the change and include an explanation relating to each of the items you identify. If two or more unrelated factors are combined to arrive at the overall change for an item, please separately identify and quantify each material factor so that the change in net reserve quantities between periods is fully explained.

Notes to Consolidated Financial Statements

Supplemental Oil and Gas Information (Unaudited)

Standardized Measure of Discounted Future Net Cash Flows, page 99

2.   Please expand the presentation of the standardized measure to clarify, if true, that future cash flows take into account the estimated abandonment costs for the proved properties to comply with FASB ASC 932-235-50-36.

If the abandonment costs, including such costs related to proved undeveloped locations, have not been included for each of the periods presented, e.g. as of December 31, 2021, 2020 and 2019, please explain to us the rationale for excluding these costs from the calculation of the standardized measure.

Form 8-K, Filed February 24, 2022

Exhibit 99.1

Adjusted Operating Margin Reconciliation, page 20

3.   We note you identified Adjusted operating margin (before the effects of derivative settlements) and Adjusted operating margin (including the effect of derivative settlements) as non-GAAP measures and reconciled these measures to your oil, gas and NGL revenues and also to income (loss) from operations for the three months ended December 31, 2021 and December 31, 2020. Please tell us how you considered reconciling these measures to the most directly comparable GAAP measure, fully-loaded GAAP gross margin. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727, or John Hodgin, Petroleum Engineer, at (202) 551-3699 on engineering matters. Please contact Sondra Snyder, Senior Staff Accountant, at (202) 551-3332 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation